August 18, 2005

Adam Halper
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             @Road, Inc.
Registration Statement on Form S-3
Filed May 2, 2005
File No. 333-124518

Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the quarter ended March 31, 2005
File No. 0-31511

Ladies and Gentlemen:

We are in receipt of the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 1, 2005 (the “SEC Comment Letter”) regarding the above referenced Registration Statement on Form S-3 (the “Registration Statement”), Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) and Form 10-Q for the quarter ended March 31, 2005 (the “Form 10-Q”), each of @Road, Inc. (“@Road” or the “Company”).  Concurrently herewith, on behalf of the Company, we are filing with the Commission Amendment No. 1 to the Registration Statement (the “Registration Statement Amendment”) and Amendment No. 1 to the 10-Q (the “10-Q Amendment”) on behalf of @Road.

Each of the Registration Statement Amendment and the 10-Q Amendment are being filed in response to comments to the Registration Statement and Form 10-Q, respectively, received from the Staff as set forth in the SEC Comment Letter.  The numbered responses set forth below contain the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter.  The Company’s responses are set forth in bold type.

Form S-3

General

1.                    We note that you have filed confidential treatment requests, Control Numbers 16548 and 16559. Please be advised that we are processing your request and will provide comments on your confidential treatment application under separate cover.

The Company is in receipt of the Commission’s letters, each dated June 21, 2005, regarding the Company’s confidential treatment requests, Control Numbers 16548 and 16260. In addition, the Company hereby advises the Commission that on June 29, 2005, it filed with the Secretary of the Commission a request for extension of time for confidential treatment with respect to portions of Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2002, and that the Company is in receipt of the Commission’s letter dated August 5, 2005, regarding Control Number 17015 with respect thereto.

Risk Factors, page 1

2.                    It appears you should consider whether risk factor disclosure is appropriate to address the material deficiencies you describe in your periodic reports concerning your disclosure controls and procedures and internal controls over financial reporting.

With reference to the Company’s response to Comment 6, the Company believes that its risk factor disclosure is adequate. Notwithstanding the foregoing, since the Company filed a Form 10-Q for the quarter ended June 30, 2005 subsequent to the filing of the Registration Statement, the Company has updated the risk factor disclosure in the Registration Statement Amendment.

Exhibit 5.1

3.                    Please revise the legality opinion to reference the class of securities registered for resale, and state the number of shares, which should conform to the amounts in the fee table. We note that the legal conclusion is conditioned on the sale of the shares in the manner described in this Registration Statement. In your response letter, please explain the relationship between the manner of sale for those securities and counsel’s conclusion that the shares will be legally and validly issued, fully paid and nonassessable.

The legal opinion of Heller Ehrman LLP has been revised as requested.  Please note that, in response to the second and third sentences of Comment 3, the second paragraph of the legal opinion has been revised to read in its entirety as follows: “It is our opinion that the Shares have been legally and validly issued, are fully paid and are nonassessable.”

The legal opinion of Heller Ehrman LLP, as revised, is filed as Exhibit 5.1 to the Registration Statement Amendment.

Form 10-K

Controls and Procedures, page 45

4.                    In the last paragraph of this section you state that a disclosure control system can only provide reasonable assurance that the objectives of the control system are satisfied. In your response letter, please tell us whether the effectiveness conclusion reached by the designated executives was provided at this “reasonable assurances” level of certainty.

The Company confirms that the effectiveness conclusion reached by the principal executive officer and principal financial officer of @Road that the Company’s disclosure controls and procedures were effective as of the end of the period covered by the Form 10-K was provided at the “reasonable assurance” level of certainty.

Form 10-Q

Controls and Procedures, page 35

5.                    You disclosed that you identified a “material weakness” regarding your internal controls including interpretation and implementation of accounting principles in unique non-recurring transactions, specifically in your recent acquisition of Vidus and in certain contracts. Please expand your disclosure to describe the factors you considered in determining that your disclosure controls and procedures were effective as of March 31, 2005 despite this material weakness.

As requested, the disclosure regarding management’s evaluation of the Company’s disclosure controls and procedures has been revised in Part I, Item 4, Controls and Procedures, of the 10-Q Amendment.

6.                    Please augment your disclosure to better identify the material weakness in your internal controls over financial reporting. Please describe in reasonable detail what you mean in by reference to “certain significant customer contracts.” Further, revise to describe what “unique non-recurring transactions” you are referencing and the how does the material weakness relate to the Vidus transaction?

As requested, the Company has augmented its disclosure relating to the material weakness in its internal controls over financial reporting in Part I, Item 4, Controls and Procedures, of the 10-Q Amendment.

The material weakness concerned the Company’s interpretation and implementation of various complex accounting principles in the area of unique non-recurring transactions, specifically (a) its recent acquisition of Vidus and (b) certain significant customer contracts.

With respect to the Vidus acquisition, the complex accounting principles included (i) accounting for acquisition and integration costs incurred by Vidus as a result of its acquisition by the Company, (ii) the valuation of Vidus’ deferred revenue, (iii) revenue recognition of a pre-existing customer contract and (iv) deferred tax liability, asset and valuation allowance. The phrase “certain significant customer contracts” refers to the pre-existing Vidus customer contract described in clause (iii) above and a customer contract to provide the Company’s mobile resource management solutions, which included more complex contractual elements than are typically found in its customer agreements. The material weakness related to these transactions including the process of determining the proper accounting to be applied to activities occurring under the agreements and, with respect to the Vidus acquisition, certain estimates and assumptions.

With respect to such unique non-recurring transactions, the Company performed additional analysis relating to accounting for such agreements in the context of preparing its financial statements. After dialogues with its independent registered public accountants and independent valuation specialists, the Company revised its accounting treatment and conclusions and estimates and made adjustments to the balances that the Company ultimately used in preparing its financial statements. Upon a determination that it was appropriate to make such adjustments, the Company concluded that it had a material weakness in its internal control over financial reporting.

7.                    Please revise to describe the events surrounding the determination that your internal control deficiency constituted a material weakness, including who identified the weakness, and when the material weakness first began. Further, expand your disclosure to explain this reference to expanding external consulting expertise and describe any other material remedial actions taken after you determined you had a material weakness. Please include dates of corrective actions, if available and any material costs associated therewith. Finally, advise as to future actions that will be taken to further remediate the weakness, when they are to occur, and any material costs associated therewith.

As requested, the Company has revised its disclosure relating to the material weakness in its internal controls over financial reporting in Part I, Item 4, Controls and Procedures, of the 10-Q Amendment.

As part of the Company’s first quarter 2005 closing process and assessment of internal control over financial reporting, the Company identified an internal control deficiency that constituted a “material weakness,” as defined by the Public Company Accounting Oversight Board Auditing Standard No. 2. The material weakness commenced during the first quarter of 2005.

After March 31, 2005 and before the filing of the Report, the Company commenced implementation of a remediation plan to supplement its existing processes to (a) identify internally unique non-recurring transactions occurring during the quarter and (b) assess the accounting treatment to be used in connection with such transactions. These supplemental elements include (a) additional internal reviews of the underlying transactions and related accounting conclusions and (b) the use of external consulting expertise to provide additional advice relating to the Company’s accounting interpretations. The phrase “external consulting expertise” means that the Company would engage the services of an independent registered public accounting firm or third party with appropriate accounting knowledge and expertise.

To date, the Company has not incurred, nor does it expect to incur in the future, any material costs in connection with the remediation plan.

8.                    It appears from your disclosure that there were changes in your internal controls over financial reporting during the relevant period. See Item 308(c) of Regulation S-K. Please unambiguously state, if true, that there were changes to your internal controls over financial reporting. See also Q.5 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Frequently Asked Questions, as revised October 6, 2004.

The Company has revised its disclosure as requested. The Company confirms that there were no changes to its internal controls over financial reporting during the relevant period.

Any comments or questions with respect to the SEC Comment Letter contained herein should be directed to my attention by phone at (650) 233-8467 or by fax at (650) 324-0638.

Sincerely,

/s/ Amy E. Paye
Amy E. Paye

cc:	Mark B. Weeks (Heller Ehrman LLP)
Kristen D. Kercher (Heller Ehrman LLP)
James D. Fay (@Road, Inc.)
Jeffrey Li (@Road, Inc.)